SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF COMPANHIA ALAGOAS INDUSTRIAL – CINAL INTO BRASKEM S.A.

Entered into by and between

COMPANHIA ALAGOAS INDUSTRIAL – CINAL, a closely-held joint-stock company with its principal place of business at BR 424, Km 12, s/nº, Industrial District of Marechal Deodoro, Municipality of Marechal Deodoro, State of Alagoas, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.444.655/0001-60, with its articles of incorporation filed with the Commercial Registry of the State of Alagoas under NIRE No. 27.300.001.579, herein represented pursuant to its Bylaws, hereinafter referred to simply as “MERGEE” or “CINAL”;

and

BRASKEM S.A., a publicly-held joint-stock company, with its principal place of business at Rua Eteno, nº 1.561, Municipality of Camaçari, State of Bahia, enrolled with the CNPJ/MF under No. 42.150.391/0001-70, with its articles of incorporation filed with the Commercial Registry of the State of Bahia under NIRE No. 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter referred to simply as “MERGOR” or “BRASKEM”;

MERGEE and MERGOR, jointly referred to simply as “PARTIES”,

WHEREAS:

(i)        CINAL is a closely-held joint-stock company with a share capital, totally subscribed and paid up, of fifty-five million, six hundred and forty-one thousand, five hundred and thirteen Reais and thirty-one centavos (R$ 55,641,513.31), represented by ninety-three million, two hundred and sixty-three thousand, nine hundred and twenty-four (93,263,924) common shares;

(ii)       on November 17, 2010, BRASKEM acquired from Braskem Participações S.A., a closely-held joint-stock company, with its principal place of business at Rua Eteno, nº 1.561, Municipality of Camaçari, State of Bahia,

enrolled with the CNPJ/MF under No. 15.660.004/0001-73, with its articles of incorporation filed with the Commercial Registry of the State of Bahia under NIRE 29.300.067.741 (“Braskem Participações”), the only common share issued by CINAL and held by Braskem Participações; therefore, BRASKEM now holds the entire share capital of CINAL, which became its wholly-owned subsidiary, under the terms of Article 251, paragraph 2, of Law No. 6,404, of December 15, 1976, (“LSA”);

(iii)      the transaction of merger of MERGEE into MERGOR will represent an alignment of interests of the relevant companies as well as it will simplify the current corporate structure by consolidating the PARTIES’ activities into one single company, therefore capturing synergies and reducing financial and operating costs; and

(iv)      the book appraisal report of MERGEE’s net equity is in accordance with the applicable laws and regulations and with the merger transaction that is the subject matter of this protocol and justification;

NOW THEREFORE, the PARTIES decide to enter into this Protocol and Justification of Merger (“Protocol and Justification”), pursuant to articles 224, 225 and 227 of LSA and to CVM Ruling No. 319 of December 3, 1999, according to the following terms and conditions:

1.                  PROPOSED TRANSACTION AND JUSTIFICATION

1.1.            The proposed transaction consists of the merger of CINAL into BRASKEM, with the transfer of CINAL’s net equity to BRASKEM, which shall generally succeed CINAL in every asset, right and obligation, pursuant to article 227 of LSA (“Merger”).

1.2.            The Merger is part of the PARTIES’ corporate reorganization strategy and is being carried out with the purpose of simplifying the current corporate structure by consolidating the PARTIES’ activities, and enabling the economy of scale and synergies, as well as the reduction of administrative costs.

1.3.            The appraisal of MERGEE’s book net equity for the performance of the accounting entry in MERGOR was carried out by the expert company set out in item 2.2 below, on the base date set forth in item 2.1 of this Protocol and Justification, and based on the criteria provided for in LSA and in CVM Ruling No. 319/99, for the preparation of financial statements.

1.4.            The balances of MERGEE’s credit and debit accounts shall be transferred to

MERGOR’s accounting books with the necessary adjustments.

1.5.            MERGEE’s assets, rights and obligations to be transferred to MERGOR are those described in details in MERGOR’s book appraisal report.

1.6.            Once the Merger is approved, BRASKEM shall generally succeed CINAL in every right and obligation pursuant to the provisions of article 229, paragraph 1, of LSA, and CINAL shall be dissolved by operation of law, under the terms of article 227, paragraph 3, of LSA.

2.                  APPRAISAL CRITERIA AND REPLACEMENT RATIO

2.1.            For all legal effects, the base date for the Merger shall be September 30, 2010 (“Base Date”).

2.2.            In compliance with the legal requirements, specially the provisions of articles 8 and 227 of LSA, the PARTIES’ administrators retained the expert company PricewaterhouseCoopers Auditores Independentes, established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, do 7º ao 11º e do 13º ao 20º andares, Torre Torino, with a branch in the City of Salvador, at Rua Miguel Calmon, nº 555, 9º andar do Edifício Citibank, Comércio, CEP 40015-010, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 “F” BA, under No. 61.562.112/0004-73 (“PwC”), to prepare the appraisal report of MERGEE’s book net equity, in order to perform the accounting entry in MERGOR (“Appraisal Report”), which is based on CINAL’s financial statements prepared on September 30, 2010 and audited by PwC, under the terms of articles 12 and 13 of CVM Ruling No. 319/99, such documents being incorporated hereto as Exhibit I (“Book Appraisal Report and Financial Statements of Companhia Alagoas Industrial – Cinal”).

2.3.            The retaining of the expert company and the Appraisal Report set forth in item 2.2 above shall be submitted, respectively, to ratification and approval in general meetings held by the PARTIES, pursuant to article 227, paragraph 1, of LSA.

2.4.            As MERGEE is a wholly-owned subsidiary of MERGOR, no shares shall be issued in replacement of MERGEE’s shares to be cancelled due to the Merger.

3.                  TREATMENT OF EQUITY VARIATION UNTIL THE DATE OF THE MERGER

3.1.            The equity variation ascertained in CINAL as of the Base Date and the date of the Merger shall be fully registered, for all intents and purposes, in MERGEE’s accounting books and shall be acknowledged by BRASKEM in the equity accounting income account.

4.                  TOTAL AMOUNT OF THE NET EQUITY AND SHARES TO BE CANCELLED

4.1.            According to MERGEE’s book appraisal on the Base Date, set forth in the Appraisal Report, the net equity book value to be transferred to MERGOR is of  twenty-seven million, eight hundred and thirty-three thousand, eight hundred and sixty Reais and forty-four centavos (R$ 27,833,860.44), pursuant to the provisions of Clause 3 above.

4.2       As all shares of CINAL’s share capital are held by MERGOR, the Merger will not result in an increase of the share capital or alteration of the number of shares into which BRASKEM’s share capital is divided. In addition, due to the inexistence of minority shareholders in MERGEE and several precedents of CVM related thereto, the companies’ administrations understand that the provisions of article 264 of the Corporation Law do not apply to the Merger and there is no justification for any action from CVM requiring the preparation of the PARTIES’ appraisal report at a market price.

4.3       As mentioned in item 4.2 above, within the scope of the Merger, there will be no increase in MERGOR’s capital and consequently no alteration in its net equity and the ninety-three million, two hundred and sixty-three thousand, nine hundred and twenty-four (93,263,924) common shares issued by CINAL and held by MERGOR shall be cancelled pursuant to the provisions of article 226, paragraph 1, of LSA. There shall be no alteration to BRASKEM’s Bylaws either as a result of this Merger.

4.4       As BRASKEM is the sole shareholder of CINAL and its affirmative vote is necessary to approve the Merger, the right to withdraw resulting from the Merger shall not be exercised.

5.                  FINAL PROVISIONS

5.1.            The implementation of the Merger shall be subject and submitted to resolution at the general meetings of CINAL and BRASKEM, in which the following matters, among others, as applicable, shall be approved: (i) the ratification of the retaining of the expert company PwC for the preparation of the appraisal of MERGEE’s accounting net equity; (ii) the Protocol and Justification and other documents related to the merger of CINAL into BRASKEM; and (iii) the merger of CINAL into BRASKEM, pursuant to and under the terms set forth in this Protocol and Justification; and (iv) the dissolution of CINAL, pursuant to and under the terms set forth in this Protocol and Justification.

5.2.            It shall be incumbent on MERGOR’s administration to perform any acts necessary to the implementation of the Merger, and all costs and expenses resulting from such implementation shall be borne thereby.

5.3.            After filing of the documents approving the Merger with the relevant Commercial Registries, BRASKEM’s administration shall cause all approvals or registrations that may be necessary regarding the Merger to be obtained, including and specially before federal, state and municipal bodies, as well as other relevant bodies and registry offices, in order to transfer thereto the enrollments, books, registrations and other documents of CINAL, pursuant to the applicable law.

5.4.            In order to avoid the interruption of activities and transactions, they shall be temporarily carried out on behalf of CINAL, including the use of corporate and tax documents, until the provisions set out in item 5.3 above can be formalized.

5.5.            In accordance with the provisions of article 3 of CVM Ruling No. 319/99, all documents set out in this Protocol and Justification shall be available to BRASKEM’s shareholders as from the date of publication of the call notice for the extraordinary general meeting and may be consulted at the following addresses: at the BRASKEM’s principal place of business (as informed in the preamble hereof) and website  (www.braskem.com.br/ri), and at the Brazilian Securities Commission  – CVM’s and the São Paulo Stock, Commodities and Futures Exchange – BM&FBOVESPA’s principal place of business and website.

5.6.            It is estimated that the total cost for the Merger shall be eighty thousand Reais (R$80,000.00), including expenses with publications, preparation of appraisal reports, fees of auditors, appraisers, advisers and attorneys, as well as other expenses in connection therewith.

5.7.            If any clause, provision, term or condition of this Protocol and Justification is deemed to be invalid, the other clauses, provisions, terms and conditions not affected by such invalidity shall remain unchanged.

5.8.            The parties elect the Court of the Judicial District of Camaçari/BA to settle all matters arising out of this Protocol and Justification.

6.                  CONCLUSION

6.1.            These are the rules and procedures issued by the PARTIES’ administrations, pursuant to law, to govern this Merger transaction, and which they consider to be of corporate interest.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification in three (3) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

Marechal Deodoro, November 29, 2010

COMPANHIA ALAGOAS INDUSTRIAL – CINAL

Officer	Officer

BRASKEM S.A.

Officer	Officer

Witnesses:
Name:	Name:
ID:	ID:

Exhibit I

BOOK APPRAISAL REPORT AND FINANCIAL STATEMENTS OF MERGEE

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.